

Brian Stollery · 3rd

CEO and Co-Founder at Launch Global

Brooklyn, New York · 500+ connections · **Contact info**

 **Launch Global**

School of Visual Arts

Featured



Who Am I
Vimeo

A video I produced for The Somerset Home
for Temporarily Displaced Youth earlier thi...



Relix Sun Sets Episode 3 - New Politics
YouTube

Oskar Blues Brewery presents our new Sun
Sets series, which continues with this livel...

Blac
Thea
YouT

If yo
Nove

Activity

785 followers

 **So dope Heather! I just got a new pair of DJ deck from Reverb.**

 **Brian commented**

Experience



Chief Executive Officer

Launch Global · Full-time

Mar 2020 – Present · 4 mos

New York City Metropolitan Area

Launch is the world's first live music co-op, building a collective where musicians + artists can earn a sustainable income in NYC & beyond + leverage each other's skills and networks to create abundance for all.
FB: @LaunchGlobal IG: @launchglobal.co

Principal

Coptium

Jan 2019 – Mar 2020 · 1 yr 3 mos

New York

Live Music Booker

Elements Music & Arts Festival

Jan 2017 – Mar 2020 · 3 yrs 3 mos

Greater New York City Area

 **Elements Lakewood Camping Festival, MD...**

Vice President, U.S. Business Development

Music Traveler

Jun 2018 – Dec 2019 · 1 yr 7 mos

Greater New York City Area



Relix Magazine

8 yrs 10 mos



 ### Video Director

Mar 2010 – Dec 2018 · 8 yrs 10 mos

Greater New York City Area

Coordinate exclusive video content for Relix.com, including in-office music sessions, and music festival and concert coverage. Responsibilities include producing, booking, lighting, sound, shooting, editing, and artist liaison. To date, produced thousands of professional videos and built video platform from the ground up, boosting video production and viewership b ...see mor



Video Editor
Mar 2010 – Aug 2011 · 1 yr 6 mos
Relix Magazine

Orchestrated live music shoots from production to delivery, to appear on Relix.com and Jambands.com.

Show 5 more experiences ⌄

Education



School of Visual Arts
Film & Video; Editing
2008 – 2010

Studied Film with a concentration in Video Editing

Hillsborough High School
High School Diploma
2004 – 2008
Activities and Societies: Amnesty International, Cartooning Club, Editor-In-Chief of Highschool Newspaper, Video and Film Club

Licenses & Certifications

CPR



